# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playboy, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001193125-24-257268
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 5 Rue Charles Darwin, Grand Duchy of Luxembourg, Luxembourg (N4), L-1433, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,945,302; sole dispositive power 0; shared dispositive power 14,945,302; aggregate amount beneficially owned 14,945,302 (12.8% of the class)
- Byborg Enterprises S.A. (CIK 0002044291): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,945,302; sole dispositive power 0; shared dispositive power 14,945,302; aggregate amount beneficially owned 14,945,302 (12.8% of the class)
- The Million S.a. r.l. (CIK 0002044453): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,945,302; sole dispositive power 0; shared dispositive power 14,945,302; aggregate amount beneficially owned 14,945,302 (12.8% of the class)
- Gyorgy Gattyan (CIK 0002053703): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Hungary (K5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 164,516; shared voting power 14,945,302; sole dispositive power 164,516; shared dispositive power 14,945,302; aggregate amount beneficially owned 15,109,818 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Playboy, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth herein are calculated based upon 119,807,688 shares of Common Stock outstanding as of August 6, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026, and give effect to the repurchase of and cancellation by the Issuer of an aggregate of 2,857,143 shares of Common Stock on August 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by this item is set forth in rows 7-11 of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: On September 1, 2026, The Million was issued 45,302 shares of Common Stock pursuant to the Backstop Agreement. Except for such issuance, none of the Reporting Persons has effected any transaction in shares of Common Stock in the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 26, 2026, the Backstop Purchasers and the Issuer entered into Amendment No. 1 to the Backstop Agreement (the "Backstop Amendment"). Pursuant to the Backstop Amendment, The Million agreed to purchase all of the Tranche 3 Shares (as defined in the Backstop Amendment), and the other Backstop Purchaser was released from its obligation to purchase any Tranche 3 Shares. The purchase of the Tranche 3 Shares is expected to be completed on or before November 1, 2026. Except as expressly amended by the Backstop Amendment, the Backstop Agreement remains unchanged.

The foregoing description of the Backstop Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Amendment, a copy of which is included as Exhibit 99.8 to this Amendment No. 6 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.8 Backstop Amendment (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 28, 2026).

## Signatures
- Docler Holding S.a r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (10/28/2026)
- Byborg Enterprises S.A.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (10/28/2026)
- The Million S.a. r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Sole Manager (10/28/2026)
- Gyorgy Gattyan: /s/ Gyorgy Gattyan, Gyorgy Gattyan (10/28/2026)